Exhibit 99.2

Wi-LAN Inc.

2012 Third Quarter

Unaudited Interim Condensed Consolidated

Financial Results

Interim Report

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Revenue
Royalties	$21,293	$26,825	$66,777	$80,589
Brokerage	-	996	-	996
Total Revenue	$21,293	$27,821	$66,777	$81,585

Operating expenses
Cost of revenue	7,655	7,236	22,123	19,601
Research and development	1,873	2,168	6,624	5,268
Marketing, general and administration	10,383	5,127	26,584	24,942
Realized foreign exchange gain	(72)	(1,706)	(92)	(1,302)
Unrealized foreign exchange (gain) loss	(1,189)	12,692	(5,460)	9,830
Restructuring charges (Note 10)	-	-	418	-
Total operating expenses	18,650	25,517	50,197	58,339
Earnings from operations	2,643	2,304	16,580	23,246
Investment income	161	2,246	1,065	3,028
Interest expense	-	(808)	(1,126)	(808)
Transaction costs	-	(1,245)	-	(1,245)
Debenture financing, net	-	4,344	(31,138)	4,344
Earnings (loss) before income taxes	2,804	6,841	(14,619)	28,565

Provision for (recovery of) income tax expense (Note 4)
Current	1,138	908	3,060	2,632
Deferred	(493)	(1,384)	(5,278)	(11,482)
	645	(476)	(2,218)	(8,850)
Net earnings (loss)	2,159	7,317	(12,401)	37,415

Other comprehensive income
Cumulative translation adjustment	-	-	-	(9,830)
Comprehensive income (loss)	$2,159	$7,317	$(12,401)	$27,585

Earnings (loss) per share (Note 6(g))
Basic	$0.02	$0.06	$(0.10)	$0.31
Diluted	$0.02	$0.06	$(0.10)	$0.30

Weighted average number of common shares
Basic	121,225,793	123,443,900	121,459,574	120,994,489
Diluted	122,086,343	125,618,973	121,459,574	123,488,133

See accompanying notes to unaudited condensed consolidated financial statements

2012 Third Quarter Financial Results	1

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

	September 30, 2012	December 31, 2011
As at
Current assets
Cash and cash equivalents	$171,553	$432,186
Short-term investments	1,617	1,524
Accounts receivable (Note 7)	2,656	2,153
Prepaid expenses and deposits	1,020	290
Deferred financing costs	-	1,716
	176,846	437,869

Furniture and equipment, net	1,233	1,769
Patents and other intangibles, net	122,910	118,645
Deferred tax asset (Note 4)	21,512	18,086
Goodwill	12,623	12,623
	$335,124	$588,992

Current liabilities
Accounts payable and accrued liabilities (Note 5)	$20,342	$22,169
Due to related party	-	7,102
Current portion of patent finance obligation	2,547	2,458
Deferred tax liability (Note 4)	-	1,851
Debentures	-	203,855
	22,889	237,435

Patent finance obligation	3,288	5,189
Success fee obligation (Note 8 (c))	11,864	15,212
	38,041	257,836

Commitments and contingencies (Note 8)

Shareholders' equity
Capital stock (Note 6(c))	430,207	436,606
Additional paid-in capital (Note 6(d))	10,364	14,061
Accumulated other comprehensive income	16,225	16,225
Deficit	(159,713)	(135,736)
	297,083	331,156
	$335,124	$588,992

See accompanying notes to unaudited condensed consolidated financial statements

2012 Third Quarter Financial Results	2

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cash generated from (used in)
Operations
Net earnings (loss)	$2,159	$7,317	$(12,401)	$37,415
Non-cash items
Stock-based compensation	1,024	1,515	2,955	3,046
Depreciation and amortization	6,621	5,667	18,959	16,269
Unrealized foreign exchange gain on debenture	-	(17,285)	-	(17,285)
Foreign exchange (gain) loss	(1,000)	22,454	130	25,659
Deferred financing costs	-	3,649	1,746	3,649
Accretion of debt discount	-	537	25,175	537
Disposal of assets	-	703	209	703
Deferred income tax recovery	(493)	(1,384)	(5,278)	(11,482)
	8,311	23,173	31,495	58,511
Change in non-cash working capital balances
Accounts receivable	(1,547)	(3,656)	(503)	(5,394)
Prepaid expenses and deposits	485	210	(730)	(289)
Accounts payable and accrued liabilities	2,585	(905)	4,986	1,682
Due to related party	-	-	(7,102)	-
Cash generated from operations	9,834	18,822	28,146	54,510
Financing
Proceeds on sale of common shares, net	-	(87)	-	71,948
Dividends paid	(3,663)	(3,148)	(10,383)	(7,555)
Success fee obligation	(1,609)	-	(11,354)	-
Proceeds from issuance (repayment) of convertible debentures	-	220,565	(233,247)	220,565
Internally restricted cash	-	(220,565)	-	(220,565)
Common shares repurchased under normal course issuer bid	(1,092)	-	(15,729)	-
Common shares issued for cash on the exercise of options	568	732	2,562	5,702
Common shares issued for cash from Employee Share Purchase Plan	-	-	116	87
Cash (used in) generated from financing	(5,796)	(2,503)	(268,035)	70,182
Investing
Sale (purchase) of short-term investments	(55)	21,018	(93)	18,172
Purchase of furniture and equipment	(38)	(660)	(369)	(1,614)
Purchase of patents and other intangibles	(22,963)	(689)	(24,340)	(10,054)
Cash (used in) generated from investing	(23,056)	19,669	(24,802)	6,504
Foreign exchange gain (loss) on cash held in foreign currency	1,000	(22,454)	4,058	(25,659)

Net cash and cash equivalents (used in) generated in the period	(18,018)	13,534	(260,633)	105,537
Cash and cash equivalents, beginning of period	189,571	174,639	432,186	82,636
Cash and cash equivalents, end of period	$171,553	$188,173	$171,553	$188,173

See accompanying notes to unaudited condensed consolidated financial statements

2012 Third Quarter Financial Results	3

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2010	$355,709	$13,786	$26,055	$(155,137)	$240,413

Comprehensive earnings:
Net earnings	-	-	-	31,797	31,797
Net impact of change in functional currency on non monetary items	-	-	(9,830)	-	(9,830)
Shares issued:
Stock-based compensation expense	-	4,228	-	-	4,228
Exercise of stock options	9,181	(3,095)	-	-	6,086
Issuance of shares under Employee Share Purchase Plan	182	-	-	-	182
January 2011 Short Form Prospectus, net of issuance costs	71,992	-	-	-	71,992
Tax benefit related to share issuance costs	1,410	-	-	-	1,410
Expense related to RSUs issued on surrender of options	-	145	-	-	145
Shares repurchased under normal course issuer bid	(1,868)	(1,003)	-	-	(2,871)
Dividends declared	-	-	-	(12,396)	(12,396)
Balance - December 31, 2011	436,606	14,061	16,225	(135,736)	331,156

Comprehensive loss:
Net loss	-	-	-	(12,401)	(12,401)
Shares issued:
Stock-based compensation expense (Note 6(d))	-	2,955	-	-	2,955
Exercise of stock options (Note 6(c))	3,847	(1,285)	-	-	2,562
Sale of shares under Employee Share Purchase Plan (Note 6(c))	116	-	-	-	116
Shares repurchased under normal course issuer bid (Note 6(c))	(10,362)	(5,367)	-	-	(15,729)
Dividends declared (Note 6(c))	-	-	-	(11,576)	(11,576)
Balance - September 30, 2012	$430,207	$10,364	$16,225	$(159,713)	$297,083

See accompanying notes to unaudited condensed consolidated financial statements

2012 Third Quarter Financial Results	4

Notes

Wi-LAN Inc.
NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses a range of intellectual property which is utilized in products in communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of third-party patent holders.

2.	basis of presentation

The condensed consolidated interim financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These condensed consolidated interim unaudited financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

4.	Taxes

For the three and nine months ended September 30, 2012, the Company recorded a deferred tax recovery of $493 and $5,278, respectively (three and nine months ended September 30, 2011 – deferred tax recovery of $1,384 and $11,482, respectively), and recorded a current tax expense for the three and nine months ended of $1,138 and $3,060, respectively (three and nine months ended September 30, 2011 - $908 and $2,632, respectively). The current tax expense relates to foreign taxes withheld on revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief.

During the nine months ended September 30, 2012, the Company recognized the deferred tax liabilities associated with the debenture financing of $6,308 and a decrease in deferred tax assets of $219. As at September 30, 2012, the Company had a valuation allowance of $6,407 (December 31, 2011 - $4,474) which is applicable to certain loss carryforwards in Canada and the U.S.

5.	Accounts Payable and accrued liabilities

	As at September 30, 2012	As at December 31, 2011
Trade payables	$4,985	$2,419
Accrued compensation	2,064	2,609
Accrued legal costs	2,531	278
Dividends	4,234	3,041
Success fee obligation (Note 8(c))	4,768	12,774
Accrued other	1,760	1,048
	$20,342	$22,169

2012 Third Quarter Financial Results	5

Notes

Wi-LAN Inc.
NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

6.	share capital
a)	Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding

The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at September 30, 2012	As at December 31, 2011
Common shares	121,335,696	123,236,813
Securities convertible into common shares
Stock options	8,341,348	8,821,980
Deferred stock units (DSUs)	77,315	73,658
	129,754,359	132,132,451

As at September 30, 2012, no preferred shares or special preferred shares were issued or outstanding.

c)	Capital Stock

	Number	Amount
Common shares outstanding as at December 31, 2011	123,236,813	$436,606
Issued on exercise of stock options	996,583	2,562
Transfer from additional paid-in capital on exercise of options	-	1,285
Issued on sale of shares under Employee Share Purchase Plan	27,400	116
Repurchased under normal course issuer bid	(2,925,100)	(10,362)
Common shares outstanding as at September 30, 2012	121,335,696	$430,207

During the three and nine months ended September 30, 2012, the Company paid quarterly cash dividends totaling $3,663 and $10,383, respectively (three and nine months ended September 30, 2011 - $3,148 and $7,555, respectively). The dividend rate for the quarterly cash dividend paid during the three months ended March 31, 2012 was CDN $.025 per common share (three months ended March 31, 2011 – CDN $.0125 per common share) and during the three months ended June 30 and September 30, 2012 was CDN $.03 per common share (three months ended June 30 and September 30, 2011 – CDN $.025 per common share). During the three and nine months ended September 30, 2012, the Company declared dividends totaling $4,234 and $11,576, respectively (three and nine months ended September 30, 2011 – $3,098 and $9,354, respectively). The dividend rate for the declared dividends was CDN $.03 per common share during the three months ended March 30 and June 30, 2012 and CDN $.035 per common share during the three months ended September 30, 2012 (three months ended, March 31, June 30 and September 30, 2011 – CDN $.025 per common share).

On December 13, 2011, the Company received regulatory approval to make a normal course issuer bid (the “2011 NCIB”) through the facilities of the TSX. Under the 2011 NCIB, the Company was permitted to purchase up to 6,183,347 common shares. The 2011 NCIB commenced on December 15, 2011 and was completed on March 3, 2012. The Company repurchased 1,975,100 common shares under the 2011 NCIB during the three months ended March 31, 2012 for a total of $10,836.

2012 Third Quarter Financial Results	6

Notes

Wi-LAN Inc.
NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

On March 13, 2012, the Company received regulatory approval to make a normal course issuer bid (the “2012 NCIB”) through the facilities of the TSX. Under the 2012 NCIB, the Company is permitted to purchase up to 9,500,000 common shares. The 2012 NCIB commenced on March 15, 2012 and is expected to be completed on December 13, 2012. The Company repurchased 950,000 common shares under the 2012 NCIB during the nine months ended September 30, 2012 for a total of $4,893.

d)	Stock Options

During the nine months ended September 30, 2012, pursuant to the Company’s stock option plan, the Company granted 1,358,614 stock options at various exercise prices ranging from CDN $4.91 to CDN $5.05. The options have a six year life and vest over three to four years.

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions:

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Risk free interest rate	1.0%	1.8%	1.0%	2.1%
Volatility	45%	54%	51%	56%
Expected option life (in years)	3.6	3.6	3.6	3.6
Dividend yield	2.3%	1.2%	2.0%	1.1%
Forfeiture rate	8.8%	8.8%	9.5%	8.6%

The weighted average fair value per option granted during the nine months ended September 30, 2012 was CDN $1.70.

During the nine months ended September 30, 2012, 844,663 stock options were cancelled as they related to former employees.

The following provides a summary of the stock-based compensation expense for the three and nine months ended September 30, 2012 and 2011:

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Cost of revenue	$224	$189	$684	$482
Research and development	163	223	421	470
Marketing, general and administration	637	1,103	1,850	2,094
	$1,024	$1,515	$2,955	$3,046

e)	Deferred Stock Units

The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The DSUs vest immediately upon grant and are entitled to dividends paid in the form of equivalent DSUs. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option. In order to conserve cash, the Company has settled DSUs in common shares since April 20, 2006.

DSUs issued and outstanding as at September 30, 2012 were 77,315 (December 31, 2011 – 73,658). The liability recorded in respect of the outstanding DSUs was $420 as at September 30, 2012, (December 31, 2011 - $427). The change in the liability is recorded as compensation expense and included in marketing, general, and administration.

During the nine months ended September 30, 2012, 2,176 DSUs were granted to certain directors in lieu of cash for their quarterly fees for the period ended June 30, 2012, and 425 DSUs were granted to certain directors for dividends paid.

2012 Third Quarter Financial Results	7

Notes

Wi-LAN Inc.
NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

f)	Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, RSUs are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

During the nine months ended September 30, 2012, the Company granted 224,150 RSUs and settled 235,539 RSUs. RSUs outstanding as at September 30, 2012 were 476,850. The liability recorded in respect of the outstanding RSUs was $1,043 as at September 30, 2012 (December 31, 2011 - $1,276). The change in the liability is recorded as compensation expense and included in marketing, general and administration.

During the nine months ended September 30, 2012, 72,035 RSUs were cancelled as they related to former employees.

g)	Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Basic weighted average common shares outstanding	121,225,793	123,443,900	121,459,574	120,994,489
Effect of stock options	860,550	2,175,073	-	2,493,644
Diluted weighted average common shares outstanding	122,086,343	125,618,973	121,459,574	123,488,133

For the nine months ended September 30, 2012, the effect of stock options totaling 1,057,725 was anti-dilutive.

7.	financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company's exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong, and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

2012 Third Quarter Financial Results	8

Notes

Wi-LAN Inc.
NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Management does not believe that there is significant credit risk arising from any of the Company's licensees for which revenue has been recognized however, if any one of the Company's major licensees is unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2012, two licensees accounted for 10% or more of total accounts receivable (December 31, 2011 – two).

Financial assets past due

The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at September 30, 2012:

Not past due	$1,434
Past due 1 - 30 days	124
Past due 31 - 60 days	998
Past due 61 - 90 days	-
Over 91 days past due	249
Less allowance for doubtful accounts	(149)
Total accounts receivable	$2,656

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, November 8, 2012, approximately $1,090 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2012, the Company had a provision for doubtful accounts of $149 (December 31, 2011 - $25) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At September 30, 2012, the Company had cash and cash equivalents and short-term investments of $173,170 and accounts receivable of $2,656 available to meet its obligations.

Market risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

2012 Third Quarter Financial Results	9

Notes

Wi-LAN Inc.
NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in U.S. dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavourable impact on Canadian denominated revenues and a favourable impact on Canadian denominated operating expenses. Recently, increases in the value of the Canadian dollar relative to the U.S. dollar have had a negative impact on WiLAN’s Canadian dollar denominated operating expenses. Approximately 16% of the Company’s cash, cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. The recent increases in the value of the Canadian dollar relative to the U.S. dollar have had a positive impact on WiLAN’s Canadian dollar denominated cash, cash equivalents, and short-term investments.

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining forward foreign exchange contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars and secures the Company’s profitability on anticipated future cash flows. The Company does not use forward foreign exchange contracts for speculative or trading purposes.

8.	Commitments and contingencies
a)	Litigation

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which the Company is involved are summarized below.

In September 2002, WiLAN, its former Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. WiLAN is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

2012 Third Quarter Financial Results	10

Notes

Wi-LAN Inc.
NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

In May 2007, the Company was served with a claim by a former South African distributor for approximately $250 regarding a dispute over inventory purportedly returned by that distributor to WiLAN. To date, this former distributor has secured an order in South Africa for seizure of immaterial office supplies located in South Africa not actually owned by WiLAN, but has not initiated any legal action  in Canada. This claim is currently stayed; the Company believes it has no liability for this claim and intends to vigorously defend its position in any related action.

In September, 2011, WiLAN, its subsidiary Gladios IP Inc. (“Gladios”) and one of its officers, Paul Lerner, were sued by General Patent Corporation (“GPC”) before the U.S. District Court for the Southern District of New York (the “SDNY Court”) alleging, among other things, breach of contract, fraud and misappropriation of trade secrets, by WiLAN with respect to its proposed acquisition of GPC. WiLAN, Gladios and Mr. Lerner have denied any liability to GPC in this matter. This matter and related appeal by GPC were fully settled on September 28, 2012.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to each of the outstanding matters.

b)	Operating lease

The Company has a commitment for future minimum annual operating lease payments totaling approximately $2,007 over the next five years.

c)	Other

As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed $4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

In certain of the Company’s patent infringement litigations the Company has been represented by the law firm of McKool Smith (“McKools”). Pursuant to the Company’s engagement with McKools, in consideration for a discount on fees, the Company has agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received pursuant to the licensing agreements relating to these litigations up to a maximum of $27,986. The Company has collected and expects to collect proceeds from these licensing agreements over the next five years. Should the Company collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. As at September 30, 2012, the current and long term portion of this liability is reflected as follows:

	As at September 30,	As at December 31,
	2012	2011
Success fee obligation	$16,632	$27,986
Current portion	(4,768)	(12,774)
	$11,864	$15,212

The current portion of the success fee obligation is recorded in accrued liabilities (see Note 5). During the nine months ended September 30, 2012, the Company paid McKools $11,354 based on proceeds collected as at June 30, 2012.

2012 Third Quarter Financial Results	11

Notes

Wi-LAN Inc.
NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

9.	supplemental cash flow Information

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Net interest received (paid) in cash	$151	$679	$(4,297)	$1,036
Taxes paid	793	811	2,431	2,365
Patents acquired under deferred financing arrangement	-	-	-	9,285

10.	Restructuring charges

During the three months ended June 30, 2012, the Company undertook a workforce reduction which resulted in a restructuring charge of $418. The components of the charge included $300 for severance, benefits and other costs associated with the termination of the affected employees, and $118 for lease obligations. In addition, the Company wrote-off $209 of assets related to this workforce reduction which was included in marketing, general and administration expense.

The following table summarizes details of the Company’s restructuring charges and related reserves:

	Workforce Reduction	Lease Obligation	Total

Charges	$300	$118	$418
Cash payments	(297)	(22)	(319)
	$3	$96	$99

2012 Third Quarter Financial Results	12

Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, ON Canada
K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com